

January 19, 2011

Nana Baffour, CFA
Chief Executive Officer and Co-Executive Chairman
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, NY 10022

>   **Re: Midas Medici Group Holdings, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-4**
>   **Filed December 30, 2010**
>   **File No. 333-166480**

Dear Mr. Baffour:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

Background of the Merger

Our Services and Solutions, page 56

1.   We note your revised graphic in response to comment 5 in our letter dated December 3, 2010; however, your narrative under this subheading does not adequately describe the services provided through third parties. Please supplement the disclosure preceding the graphic to describe these third party arrangements. Also revise the disclosure on page 59 to further explain the arrangements with the partner data center facilities.

Executive Compensation, page 91

2.   Please update this section to include compensation paid in 2010. See Item 402 of Regulation S-K.

Exhibits

3.   We note that you have requested confidential treatment for portions of exhibit 10.37 in response to comment 10 in our letter dated December 3, 2010. We will respond to your request by separate letter. Please note that we will not be in a position to declare the registration statement effective until we have cleared any comments on your confidential treatment request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Thomas A. Rose, Esq.
        Sichenzia Ross Friedman Ference LLP (*via facsimile*)